Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, N.Y. 10017-3954

(212) 455-2000

Facsimile (212) 455-2502

May 31, 2012

VIA COURIER AND EDGAR

Re:	Engility Holdings, Inc.
Amendment No. 2 to Registration
Statement on Form 10-12B
File No. 001-35487

Ms. Sherry Haywood, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mailstop 7010

Washington, D.C. 20549

Dear Ms. Haywood:

On behalf of Engility Holdings, Inc. (the “Company” or “Engility”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), marked to show changes from the Registration Statement as filed on May 4, 2012. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

Furthermore, we are providing the following responses to your comment letter, dated May 18, 2012, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Amendment. The responses and information described below are based upon information provided to us by the Company. Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Results of Operations, page 53

1.	We note your response to comment seven in our letter dated April 24, 2012. Given that your components of cost of revenues have a direct impact on your profitability, we continue to believe that you are required to quantify and discuss changes in these cost components in MD&A.

In response to the Staff’s comment, the Company has revised its disclosure on pages 62 and 63 of the Registration Statement.

Combined Financial Statements

Combined Statements of Operations, page F-4

2.	We note your response to comment 15 in our letter dated April 24, 2012. Please more fully explain to us why you do not believe earnings per share data will be required in your current historical financial statements when the exchange ratio is determined. Although we note you are not selling shares, please refer to SAB Topic 4D.

In response to the Staff’s comment, the Company respectfully informs the Staff that while common practice among companies completing recent spin-off transactions was to exclude earnings per share information in the audited historical financial statements filed on a registration statement on Form 10, the Company will present basic and diluted earnings per share information in the audited historical financial statements in future amended Form 10 filings when the distribution ratio is determined. Furthermore, when the distribution ratio is determined, the Company will also present basic and diluted earnings per share information in future amended Form 10 filings within the unaudited pro forma condensed combined statements of operations pursuant to the criteria under Article 11-02(b)(7) of Regulation S-X as noted in the Company’s response to comment 15 in the Staff’s comment letter, dated April 24, 2012.

3.	We note your response to comment 19 in our letter dated April 24, 2012. Please clarify if you recorded any significant contract losses in the periods presented. While we note the net changes in contract estimates have not been significant, it is not clear if these estimates were impacted by offsetting factors.

In response to the Staff’s comment, the Company has revised its disclosure on page F-9 of the Registration Statement to include total contract losses in the periods presented.

* * *

Please do not hesitate to call Vince Pagano at 212-455-3125 or Arjun Koshal at 212-455-3379, with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP
SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Jay Ingram

Patricia Armelin

Anne McConnell

Engility Holdings, Inc.

Anthony Smeraglinolo

Thomas Miiller, Esq.